UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-286106) of WeRide Inc. (“WeRide”), including any prospectuses forming a part of such registration statement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SAFE HARBOR STATEMENT

This Report (including its exhibit) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	WeRide Inc. Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By :	/s/ Jennifer Li
Name:	Jennifer Li
Title :	Chief Financial Officer

Date: July 22, 2025